BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone:  212-250-4599           Church Street Station
                                   New York, NY  10008

                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     Bell Atlantic Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                         Sincerely,

                         Damian P. Reitemeyer

Enclosures









             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                      (Amendment No. 6)*

                  Bell Atlantic Corporation
             __________________________________
                       NAME OF ISSUER:
                Common Stock, $1.00 par value
           ______________________________________
                TITLE OF CLASS OF SECURITIES
                          077853109
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
              (Continued on following page(s))

                      Page 1 of 8 Pages

CUSIP No. 077853109                     Page 2 of 8 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Bankers Trust New York Corporation, and its wholly owned
subsidiary, Bankers Trust Company, as Trustee for various
trusts and employee benefit plans, and investment advisor 13-
6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  []
          (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Both Bankers Trust New York Corporation  and Bankers
Trust Company are New York corporations.

 NUMBER OF     5. SOLE VOTING POWER
 SHARES
               Bankers Trust New York Corp.    127,800 shares
               Bankers Trust Company         3,910,411 shares
                    TOTAL SHARES             4,038,211

BENEFICIALLY   6. SHARED VOTING POWER
OWNED BY
               Bankers Trust New York Corp.          0 shares
               Bankers Trust Company            40,609 shares
                    TOTAL SHARES                40,609

  EACH         7. SOLE DISPOSITIVE POWER
REPORTING
               Bankers Trust New York Corp.    127,800 shares
               Bankers Trust Company         7,467,271 shares
                    TOTAL SHARES             7,595,071

 PERSON        8. SHARED DISPOSITIVE POWER
  WITH
               Bankers Trust New York Corp.          0 shares
               Bankers Trust Company           100,435 shares
                    TOTAL SHARES               100,435


CUSIP No. 077853109                     Page 3 of 8 Pages


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Bankers Trust New York Corp.    127,800 shares
          Bankers Trust Company         7,567,706 shares
               TOTAL SHARES             7,695,506

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES *

          [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Bankers Trust New York Corp.    0.0%
          Bankers Trust Company           1.7%
               TOTAL                      1.7%

12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporations - HC
     Bankers Trust Company - BK
CUSIP No. 077853109                     Page 4 of 8 Pages


DISCLAIMER OF BENEFICIAL OWNERSHIP

THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE
CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK
CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE
"BANK") IS, FOR THE PURPOSE OF SECTION 13(g) OF THE
SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER
PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET FORTH IN
ITEM 4(a)(iii) HEREOF.

Item 1(a)   NAME OF ISSUER:
                  Bell Atlantic Corporation

Item 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     1600 Market Street
                          29th floor
                   Philadelphia, PA 19103

Item 2(a)   NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and investment advisor

Item 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               280 Park Avenue
               New York, New York  10017

Item 2(c)   CITIZENSHIP:

          Bankers Trust New York Corporation and Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and investment advisor are incorporated in the State of New York with its principal business office located in New York

Item 2(d)   TITLE OF CLASS OF SECURITIES:

Common Stock, $1.00 par value, of Bell Atlantic Corporation.

Item 2(e)   CUSIP NUMBER:
          077853109
CUSIP No. 077853109                     Page 5 of 8 Pages

Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X]  Parent Holding Company, in accordance with
Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b) [X] Bank as defined in section 3(a)(6) of the Act.

Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:
     As of December 31, 1995:

     (i) Bankers Trust New York Corporation was the beneficially owner of 127,800 shares.

     (ii) Bankers Trust Company (the "Bank"), as Trustee for various trusts and employee benefit plans, and investment advisor, was the beneficially owner of 7,567,706 shares of common stock.

     (iii) Bankers Trust Company was also the record owner of 43,699,101 shares held by the Bank as Trustee of the Bell Atlantic Savings & Security Plan, the Bell
     Atlantic Savings Plan, and the Bell Atlantic PAYSOP plan (the Plan) with respect to which the bank disclaims beneficial ownership.

           The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders meetings. The Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants accounts and unvoted shares. Since, in the view of the Bank, and Bankers Trust New York Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank and Bankers Trust New York Corporation hereby disclaim beneficial ownership of such securities.
CUSIP No. 077853109                     Page 6 of 8 Pages


     (b)  PERCENT OF CLASS:

     The common stock described in Item 4(a) above as to which Bankers Trust New York Corporation and the Bank acknowledges beneficial ownership constitutes 1.7% of the Issuer s outstanding Common Stock. the Common Stock as to which Bankers Trust New York Corporations and the Bank disclaim beneficial ownership constitutes 10.0% of the Issuer's outstanding common stock.


     (c)  Number of shares as to which the Bank has:
          (i)  sole power to vote or to direct the
                vote -
               Bankers Trust New York
                 Corporation              127,800 shares
               Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and as
               investment advisor       3,910,411 shares
                    TOTAL SHARES        4,038,211

          (ii)  shared power to vote or to direct the
                 vote -
               Bankers Trust New York
                 Corporation                    0 shares
               Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and as
               investment advisor          40,609 shares
                    TOTAL SHARES           40,609

          (iii)  sole power to dispose or to direct the
                  disposition of -
               Bankers Trust New York
                 Corporation              127,800 shares
               Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and as
               investment advisor       7,467,271 shares
                    TOTAL SHARES        7,595,071







CUSIP No. 077853109                     Page 7 of 8 Pages


          (iv)  shared power to dispose or to direct
                   the disposition of -
               Bankers Trust New York
                 Corporation                    0 shares
               Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and as
               investment advisor         100,435 shares
                                          100,435

Item 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           [ ]


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          The Issuer s Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.


Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

CUSIP No. 077853109                     Page 8 of 8 Pages


Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  as of December 31, 1995


     Bankers Trust New York Corp.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary

     Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and investment advisor.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company